Filed by Liberty Broadband Corporation pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: GCI Liberty, Inc.
Commission File No. 001-38385

Excerpts from the Quarterly Earnings Call for GCI Liberty, Inc. and Quarterly Q&A Call for Liberty Broadband Corporation held on August 10, 2020

Gregory B. Maffei

Chief Executive Officer and President

. . . Last Thursday, we announced that Liberty Broadband and GCI Liberty will combine in a stock-for-stock merger. We expect this combination will close in the first half of 2021, subject to potential COVID-19-related delays. If you would like more information on the combination, I do encourage you to look at the slides we posted on our website and listen to the replay of the call.

. . .

Question

The first one is just around the LendingTree stake. Obviously, going to be a smaller piece of the pro forma entity versus how big of a piece it was at [GCI Liberty]. Just wondering how strategic you think that TREE investment is at this point and what your intentions could be for that stake.

Gregory B. Maffei

I think TREE has done an amazing job and has a good position. I think when we got the stake from IAC at the bottom in 2009, it was worth $17 million. Today, it’s worth well over $1 billion. Credit to Doug Lebda and his team. They’re in a good space, and they’ve done well in it. So we’ll weigh it. Obviously, the primary focus of Liberty Broadband [is] cable connectivity businesses in the form of its Charter stake and GCI, but we also like how TREE has performed, so we’ll watch it.

Question

Okay. And then the second one is just on last week’s call, you announced obviously the increase of the buyback authorization at [Liberty] Broadband. Also said, I think that the buyback window for now closes when the proxies go on file. How should we think about how aggressive you’re willing to get on buybacks at both [GCI Liberty] and [Liberty] Broadband during this window? And for [GCI Liberty], is there enough visibility in the Alaskan business at this point where you’d be comfortable with ramping up the buyback, which has been muted for the last couple of quarters?

Gregory B. Maffei

. . . [W]e’ll watch this. I think we’ve gotten renewed and increased confidence in the Alaskan business, not only — many of the regulatory issues look a lot better. But obviously, like many connectivity businesses, the strength of the business has been enhanced and renewed. So all of those give us much more confidence in the GCI asset. That having been said, in the combined company, Liberty Broadband-GCI Liberty, the value of the Charter stake really dominates[,] well over $30 billion, the value of GCI. So it will really primarily be about the strength of Charter and the fact that we can buy that at a discount. As we have locked in some of these arrangements, I think we have gained confidence, not only in the GCI business but where we’re going forward. And we’ll take advantage of it. I don’t know how to measure that as aggressive or not, we’ll see. But we will take advantage of it.

. . .

Question

I was wondering if you could comment on what the pro forma capital structure will look like after the combination with Liberty Broadband.

Gregory B. Maffei

I think we put forward that in the slides, and I would encourage you to go look at those slides. It will be a stronger capital structure and measured in several ways. The GCI Liberty has free cash flow, and Liberty Broadband has a much larger asset base with less debt as a percent of the assets or as a — against equity. So by some measure, it’s going to strengthen on both sides, but I encourage you to go look at the slides we posted last week.

Question

And are there any planned actions regarding the GCI, LLC bonds?

Gregory B. Maffei

When we have actions, we will be sure to let you know. Nothing to announce today.

. . .

Question

Greg, you’ve been open in prior calls both on Liberty Broadband and Formula 1 that you guys would like to see Charter raise the 26% cap so that [Liberty] Broadband can accrete a higher ownership level in Charter as Charter continues to shrink its share count through the buybacks. However, and correct me if I’m wrong on this, but so far, it doesn’t seem like the Board at Charter has consented to that. And by doing the merger, if I’m reading the documents correctly, it looks like we’re accelerating the time frame under which [Liberty] Broadband is going to hit that 26% cap. And this is my math, it looks like by — you’re pulling it forward by about a year based on Charter’s kind of run rate buyback pace.

So I’m curious just what gives you and the Board the confidence to do the transaction and accelerate that time frame of putting [Liberty] Broadband in the potential forced selling position without the confirmation from Charter they’re going to lift the cap. Why not wait until we have the certainty on the cap raise before going ahead with the deal?

Gregory B. Maffei

Yes. A couple of things. We have not sought formal approval of that 26% cap, and it is still a year out probably before it becomes an issue. But we have had productive dialogue with the independents. And I think as we outlined on the call last week, they have — many of them have their issues to be worked through. But many have a similar view to us that having your largest strategic shareholder forced to sell is not attractive. And in fact, many of the public holders would not find it attract to have 25% of all the capital being utilized in buyback go to Liberty.

Your question about are we accelerating the time line because we are merging these 2 is open to discussion about whether there was already going to be attribution of the GCI Liberty stake to Broadband given how the documents read. So that’s not as clear as you’re making it sound by any means.

And lastly, as I think I outlined on our call last week, we — it’s a little bit of — if the worst scenario is we are forced to sell, we’re going to pay an 8% or less tax rate as the dividend received deduction against some basis we have. And we’re going to be able to utilize that capital to buy back stock at currently a discount, which is exceeding 21%. So while it is not our desire or intent to sell Charter, if we were forced to sell, currently, that’s not a horrible outcome from a Liberty Broadband shareholder net asset value perspective.

. . .

Question

. . . First and most important, congratulations in terms of the merger between the two companies. Did I read correctly that the team from GCI will stay and continue to manage the business, and there’s not going to be any change?

Gregory B. Maffei

Yes. You read that correctly.

. . .

Question

Greg, just because you opened the door, you mentioned you see the discount at 21%. Number one, is that pro forma? And number two, what are you assuming your GCI stake is worth in those calculations?

Gregory B. Maffei

Yes. That is pro forma. And we have a range of values. So I’m not going to lock down on the GCI value. We let the marketplace do that. But we — it’s somewhere in the 20% — or just over 20% range.

. . .

Question

I was hoping to get some insight into why is the 0.58 ratio the same for [Series] A and B shares of GCI Liberty when the GCI Liberty [Series] A shares will be losing their voting rights if the transaction goes through with Liberty Broadband.

Gregory B. Maffei

Thank you for the question. I believe, since this was done by 2 independent committees, both the independent committee at GCI Liberty and the independent committee at Liberty Broadband, they believe that was the fairest, the [LBRDK shares] which the shareholders receive have higher liquidity. Given the strength and size of the [LBRDB] vote, I think [LBRDA] votes were viewed to be not — I’m guessing they’re not viewed as meaningful, but really, this was driven by 2 independent committees. They made the decisions, and I believe they thought it was fair to both sides.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. Similarly, statements herein that describe the proposed transaction between Liberty Broadband Corporation (“Liberty Broadband”) and GCI Liberty, Inc. (“GCI Liberty”) (the “Combination”), including its financial and operational impact, the timing of the Combination, and other statements of the parties’ or management’s plans, expectations, objectives, projections, beliefs, intentions, goals, and statements about the benefits of the Combination, stock repurchases at Liberty Broadband, the pro forma ownership structure of Liberty Broadband, matters relating to Charter Communications, Inc. and other statements that are not historical facts are also forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Liberty Broadband or GCI Liberty stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including, but not limited to, the unpredictability of the commercial success of Liberty Broadband’s or GCI Liberty’s respective businesses or operations; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Combination; the risk that any announcements relating to the Combination could have adverse effects on the market price of common stock of Liberty Broadband or GCI Liberty; market conditions conducive to stock repurchases; the ability of the parties to consummate the Combination on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the Combination, including, but not limited to, approval by the stockholders of Liberty Broadband and GCI Liberty and regulatory approvals; the possibility that the Combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the ability to successfully integrate the businesses; the ability of Liberty Broadband to implement its plans, forecasts and other expectations with respect to GCI Liberty’s business after the completion of the Combination and realize expected benefits; the diversion of management’s attention from ongoing business operations and opportunities; the impact of COVID-19; and litigation relating to the Combination. These forward-looking statements speak only as of the date of this communication, and Liberty Broadband expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Broadband’s or GCI Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Broadband and GCI Liberty, including the most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, for additional information about Liberty Broadband and GCI Liberty and about the risks and uncertainties related to the businesses of Liberty Broadband and GCI Liberty which may affect the statements made in this communication.

Additional Information

Nothing in this communication shall constitute a solicitation to buy or an offer to sell securities of Liberty Broadband or GCI Liberty. The offer and sale of shares in the Combination will only be made pursuant to Liberty Broadband’s effective registration statement. Liberty Broadband’s stockholders, GCI Liberty’s stockholders and other investors are urged to read the registration statement and the joint proxy statement/prospectus to be filed regarding the Combination and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the Combination. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5700 or to GCI Liberty, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5900.

Participants in the Solicitation

Liberty Broadband and GCI Liberty and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the Combination. Information about Liberty Broadband’s directors and executive officers is available in Liberty Broadband’s definitive proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 10, 2020. Information about GCI Liberty’s directors and executive officers is available in GCI Liberty’s definitive proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 10, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Combination when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Liberty Broadband and GCI Liberty as indicated above.